May 5, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Rufus Decker, Accounting Branch Chief

Re:	Shiloh Industries, Inc.

Form 10-K for the fiscal year ended October 31, 2005

Form 10-Q for the fiscal quarter ended January 31, 2006

File Number 0-21964

Dear Mr. Decker:

Shiloh Industries, Inc. (the “Company”) is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated April 18, 2006 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended October 31, 2005 and Form 10-Q for the fiscal quarter ended January 31, 2006.

Below are the Company’s responses to each comment in the Comment Letter. For the convenience of the staff, we have repeated each of the staff’s comments before the response.

Form 10-K for the Fiscal Year Ended October 31, 2005

Year Ended October 31, 2004 Compared to Year Ended October 31, 2003, page 17

Gross Profit, page 17

1.	We read your response to comment three from our letter dated March 20, 2006. Please provide us with the SAB 99 analysis you refer to in your response, which includes the quarterly periods during fiscal years 1997 through 2003.

The table below summarizes our analysis of the increased depreciation expense by quarter compared to quarterly reported results of operations for each quarter of the fiscal years 1997 through 2004. As discussed in the Company’s response to prior comment three, for each asset involved the plant personnel determined when the asset should have been fully depreciated or removed from service. Depreciation expense was recalculated to consider fully depreciating the asset to the newly-determined end of life date. The adjusted depreciation expense was compared to the expense recorded, resulting in a variance representing increased depreciation expense. The impact of the variance in each quarter of fiscal years

Securities and Exchange Commission

May 5, 2006

1997 through 2003 did not alter reported net income or loss per share by greater than $.008 in each quarter, as demonstrated in the table below. The impact of the variance was also considered in relation to other financial measures such as gross profit or loss and operating income or loss and concluded to be immaterial to the amounts reported in each quarter and in each annual period. Additionally, the Company qualitatively considered the materiality of this adjustment, noting that the adjustment did not: change a trend in gross profit or loss operating income or loss or net earnings; conceal a failure to meet analyst expectations; conceal Company losses; alter the Company’s compliance with regulatory requirements; alter the Company’s compliance with loan covenants or other contractual requirements; increase management compensation; or conceal an unlawful transaction. Furthermore, the adjustment had no effect on segment results since the Company operates in one reportable segment. As a result, the Company concluded that based on these qualitative and quantitative factors, the adjustment to depreciation expense was not material to prior reported periods. The adjustment of $1,356,000 that was recorded was the cumulative effect and represents the undepreciated value of the assets that remained on the books but did not exist. This amount was material to the fourth quarter of fiscal 2004, and that is the reason that it was separately and distinctly reported and disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Note 16- Quarterly Results of Operations (Unaudited) of Notes to Consolidated Financial Statements.

Securities and Exchange Commission

May 5, 2006

	Effect of fixed asset adjustment	After tax effect of fixed asset adjustment	Number of diluted shares, as reported	Diluted earnings (loss) per share, as reported	Unfavorable/ (Favorable) Effect of adjustment on diluted earnings (loss) per share
Fiscal 1997
First Quarter	$1,978	$1,187	13,040	0.35	$0.000
Second Quarter	0	0	13,058	0.42	—
Third Quarter	0	0	13,087	0.36	—
Fourth Quarter	86,405	51,843	13,082	0.42	0.004

Effect of adjustment, 1997	88,383	53,030			0.004

Fiscal 1998
First Quarter	(1,670)	(1,002)	13,088	0.38	(0.000)
Second Quarter	(1,670)	(1,002)	13,120	0.45	(0.000)
Third Quarter	(10,146)	(6,088)	13,126	0.23	(0.000)
Fourth Quarter	81,958	49,175	13,098	0.14	0.004

Effect of adjustment, 1998	68,472	41,083			0.004

Fiscal 1999
First Quarter	8,031	4,819	13,093	0.16	0.000
Second Quarter	8,031	4,819	13,085	0.31	0.000
Third Quarter	8,031	4,819	13,086	0.32	0.000
Fourth Quarter	31,219	18,731	13,085	0.39	0.001

Effect of adjustment, 1999	55,312	33,187			0.001

Fiscal 2000
First Quarter	9,098	5,459	13,976	0.30	0.000
Second Quarter	21,169	12,701	14,056	0.40	0.001
Third Quarter	197,228	118,337	14,352	0.23	0.008
Fourth Quarter	99,080	59,448	14,798	(1.77)	0.004

Effect of adjustment, 2000	326,575	195,945			0.013

Fiscal 2001
First Quarter	71,139	42,683	14,798	0.04	0.003
Second Quarter	69,686	41,812	14,798	0.11	0.003
Third Quarter	69,686	41,812	14,798	(0.43)	0.003
Fourth Quarter	161,271	96,763	14,798	(2.12)	0.007

Effect of adjustment, 2001	371,782	223,069			0.016

Fiscal 2002
First Quarter	181,302	108,781	14,798	(0.39)	0.007
Second Quarter	106,461	63,877	14,799	(0.12)	0.004
Third Quarter	29,813	17,888	14,887	(0.02)	0.001
Fourth Quarter	148,396	89,038	14,974	(1.28)	0.006

Effect of adjustment, 2002	465,972	279,583			0.018

Fiscal 2003
First Quarter	(5,820)	(3,492)	15,062	(0.16)	(0.000)
Second Quarter	6,908	4,145	15,249	0.12	0.000
Third Quarter	(21,098)	(12,659)	15,657	0.05	(0.001)
Fourth Quarter	(32,560)	(19,536)	15,823	0.20	(0.001)

Effect of adjustment, 2003	(52,570)	(31,542)			(0.002)

Fiscal 2004
First Quarter	42,936	25,762	16,059	0.07	0.002
Second Quarter	(34,288)	(20,573)	16,177	0.51	(0.001)
Third Quarter	(41,406)	(24,844)	16,297	0.23	(0.002)
Fourth Quarter	65,020	39,012	16,308	0.33	0.002

Effect of adjustment, 2004	32,262	19,357			0.001

Total effect of fixed asset adjustment recorded in the fourth quarter 2004	$1,356,188	$813,713			$0.055

Securities and Exchange Commission

May 5, 2006

Notes to Financial Statements

Note 16- Quarterly Results of Operations, page 54

2.	We read your response to comment ten from our letter dated March 20, 2006. You state that no one adjustment was individually material. Please provide us further detail with regard to the following adjustments:

•	The adjustments of customer discounts to required levels at October 31, 2005 and 2004;

•	The adjustment of workers’ compensation accruals to the required level based on quarterly analysis of claims open and incurred by not reported claims; and

•	The adjustment of construction in progress at one of your plants to reflect amounts determined not to be capitalizable.

Please include a more detailed explanation of the causes of the adjustment in your response.

Customer Discounts

The Company’s accounting policy is to recognize price adjustments when management believes that such amounts become probable. The Company maintains an accrual for discounts and price reductions expected to be given to the Company’s automotive customers as such amounts are assessed as probable to be agreed to for items under negotiation and not yet finalized. At each quarter end, the Company considers the accrual in relation to the Company’s estimate of the discounts and price reductions that will ultimately be given to its customers based on its customers’ expectations regarding the receipt of such discounts and price reductions. The Company’s accrual reflects the best estimate of the discounts and price reductions that are probable of payment based on management’s assessment of the ongoing negotiations between the Company and its customers. The actual discounts and price reductions are given once negotiations are concluded. The results of the analyses for the fourth quarter of fiscal 2004 and 2005 are summarized below. The adjustments of the accrual for customer discounts represented normal changes in estimates for the fourth quarter based on new or better information regarding negotiations and the related probability of payment and current quarter sales activity. The adjustments represent less than 0.5% of total revenues in each of the fourth quarters of fiscal 2004 and 2005.

Securities and Exchange Commission

May 5, 2006

	10/31/2004	10/31/2005
Estimated required payment	$2,224,523	$3,887,840
Balance, prior to adjustment	1,611,523	3,065,840

Adjustment recorded	$613,000	$822,000

Workers’ Compensation

At each quarter end, the Company analyzes its open workers’ compensation claims by considering: open claims by plant, and by year that the incident occurred; a loss development factor that represents an average historical increase in expenditures that occurs as claims age; an estimate of expected current year claims experience; and a range of expected losses, based on the compilation of the three factors listed above.

The results of this analysis are summarized and compared to the accrued liabilities for workers’ compensation that had been provided based upon an estimated rate of workers’ compensation expense less costs incurred each month.

The Company’s estimates of loss development factors are updated annually based upon the Company’s actual expenditures on claims after a full year of expenditures is known. The fourth quarter adjustment resulted primarily from an analysis of aged claims. This resulted in lowering the loss development factors that had been used during fiscal 2005 in relation to the estimated loss development factors. In addition, for the fiscal 2005 estimate, the assumed level of claims to be incurred in fiscal 2005 was not realized, and the actual claims incurred in fiscal 2005 were less than the estimate. As a result, the favorable adjustment of $1,473,000 that was recorded was based on updated information that was available to the Company during the fourth quarter of fiscal 2005.

10/31/2005
Estimated required accrual	$3,606,000
Balance, prior to adjustment	5,079,000

Adjustment recorded	$1,473,000

Construction In Progress

At the conclusion of the fourth quarter of fiscal 2004, the accounting staff of one of our plants conducted a review of construction in progress. The staff determined that expenditures for repairs and for internal labor costs related to repairs in fiscal 2004 had inadvertently been capitalized in construction in progress. The plant accounting staff reversed the charges to expense in the fourth quarter of fiscal 2004. As discussed in the response to comment 3 below, the impact of reversing the charges from construction in progress to expense was evaluated in accordance with SAB 99 and determined not to be material to any period in fiscal 2004.

Securities and Exchange Commission

May 5, 2006

3.	Please provide us with the materiality analysis on which you based your conclusion that the adjustments are either individually immaterial or relate only to the fourth quarter. Please also discuss the qualitative factors you considered in reaching your conclusion regarding materiality.

The adjustments that the Company addressed in response to prior comment ten all resulted from revisions of the Company’s prior estimates based upon new facts, with the exception of the adjustments related to fixed assets and construction in progress. In both fiscal 2004 and 2005, new information regarding estimates became available in the fourth quarter, and the related liability account was adjusted in that period in accordance with APB 20, which states that revisions of estimates should be reported in the accounting period in which the adjustment is determinable and measurable.

In the fourth quarter of fiscal 2004, the Company adjusted fixed asset and construction in progress accounts. A materiality analysis for the adjustment related to the physical inventory of fixed assets is shown in response to question one above. Additionally, when it was determined that repair items and related labor had been capitalized in the construction in progress account, it was noted that these items all related to fiscal 2004. Quantitatively, the Company determined that the allocation of these items, which totaled $300,000 in the aggregate, to the income statement would have been immaterial in each of the three previous quarters of fiscal 2004.

The Company qualitatively considered the materiality of these adjustments, noting that the adjustments did not: change a trend in gross profit or loss operating income or loss or net earnings; conceal a failure to meet analyst expectations; conceal Company losses; alter the Company’s compliance with regulatory requirements; alter the Company’s compliance with loan covenants or other contractual requirements; increase management compensation; or conceal an unlawful transaction. Furthermore, the adjustments had no effect on industry segment reporting since the Company operates in one segment.

During the fourth quarter of fiscal 2005, two adjustments were made regarding an accrual of a signing bonus for a union contract and an accrual of service fees to an insurance administrator. The facts that led to these adjustments were not known until the fourth quarter of fiscal 2005. As a result, these items were not errors and an SAB 99 analysis was not necessary. The remaining adjustments in the fourth quarter of fiscal 2005 were the result of revisions to estimates.

Securities and Exchange Commission

May 5, 2006

The adjustments were reported in the Company’s disclosure of selected quarterly financial data in accordance with Item 302 (a)(3) of Regulation S-K, and they represent the major adjustments that were recorded in preparing the financial statements for fiscal 2005 and 2004. The Company concluded that while these adjustments, in the aggregate, were immaterial to the Company’s results of operations for each respective fiscal year, a comment about the effect of fourth quarter adjustments was appropriate to fully respond to Item 302.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned or Stephen E. Graham, Chief Financial Officer at (330) 558-2600.

Sincerely,

Shiloh Industries, Inc.

/s/ Theodore K. Zampetis
Theodore K. Zampetis
Chief Executive Officer

cc:	Michael J. Solecki, Esq.